SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 01, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
+55 (61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
+55 (61) 3415-1822
diretoriadecomunicacao@brasiltelecom.com.br

BRASIL TELECOM S.A.
Publicly Held Company
Corporate Taxpayer Registration
76.535.764/0001 -43
Board of Trade 53 3 0000622–9

CALL NOTICE
GENERAL MEETING OF DEBENTURE HOLDERS

Brasil Telecom S.A. (“Issuer” or “Company”) hereby invites the debenture holders of its 5th issue, which represents its 4th public issue, to convene at the General Meeting of Debenture Holders to be held on December 17, 2008 at 3:00 p.m., at the Company’s headquarters located at SIA Sul - Área de Serviços Públicos - Lote D - Bloco B, in the city of Brasília, Federal District, to decide on the following agenda:

(i) proposal to amend Clause V of the Indenture for the 5th Issue and 4th public issue by the Company of simple, unsecured, nonconvertible debentures in a single series, with additional security by Brasil Telecom Participações S.A., for Public Distribution, executed on June 20, 2006 (“Indenture”), to include an exception to the rule of Mandatory Acquisition (as determined in the Indenture);
(ii) proposal to amend Clause 4.2 of the Indenture, which describes the return earned by debenture holders; and
(iii) authorization for the trustee to execute an addendum to the Indenture to adjust it to the resolutions of the General Meeting of Debenture Holders.

GENERAL INFORMATION:

1. The documents pertaining to the matters on the Agenda are available to debenture holders at the Company’s headquarters located at SIA Sul - Área de Serviços Públicos - Lote D - Bloco B, in the city of Brasília, Federal District, and at the headquarters of the trustee Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda. located at Rua Sete de Setembro, 99, 24º andar, in the city and state of Rio de Janeiro.

2. Debenture holders represented by proxy must present the power-of-attorney instrument at the Meeting of Debenture Holders.

Brasília, December 1, 2008

Paulo Narcélio Simões Amaral
Investor Relations Officer
Brasil Telecom S.A.

"The Debentures referenced herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and have not been, and may not be, offered or sold in the United States absent such a registration or an applicable exemption from registration. "

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 01, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.